Mail Stop 3561

August 15, 2007

Via Fax & U.S. Mail

Ms. Marilyn Beaubien
Gener8Xion Entertainment, Inc.
2021 Lincoln Street
Burbank, California 91504

> **Re:** **Gener8Xion Entertainment, Inc.**
> **Form 10-KSB for the year ended October 31, 2006**
> **Filed February 13, 2007**
> **File No. 000-15382**

Dear Ms. Beaubien:

We have reviewed your August 6, 2007, response letter and have the following comments. Where expanded or revised disclosure is requested, please file an amended document as requested, incorporating all requested changes from this and previous staff letters in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-KSB for the year ended October 31, 2006

Note 3. Acquisition, page 29

1. We refer to your response to comment 3 from our letter dated June 25, 2007 and your reasons for concluding that the goodwill associated with your purchase of Cinemills was not impaired at October 31, 2006. Considering the losses that Cinemills has sustained since your acquisition, we believe your document should

be revised to substantially enhance the disclosure regarding this conclusion. Specifically, please discuss the key estimates or assumptions in your evaluation of fair value. Please include such aspects as your assumption that financing will be used to increase inventory levels, and why you believe such financing will be available. In this regard, please also discuss the consequences of being unable to obtain such financing, including the possibility of an impairment charge to goodwill in future periods. In addition, please discuss the operating losses sustained by Cinemills since your acquisition, and your reasons for concluding that these losses have not impaired goodwill in a manner similar to the reasons provided in your above referenced response. Consideration should be given to including similar disclosure within your discussion of critical accounting policies. This disclosure should be repeated and updated in each interim filing, beginning with your amended Form 10-QSB for April 30, 2007.

Form 10-QSB for the quarterly period ended April 30, 2007

Note 6. Accrued Revenue Participation, page 12

2. We note your response to comment 6 from our letter dated June 25, 2007 regarding the accrued revenue participation balance. As the balance is significant, please enhance your disclosure to provide a full explanation of the purpose of this accrual, including the reason that no accrual was recorded for any prior periods. That is, please disclose in your filings information comparable to that provided to the staff in your response.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief